Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-133210

Analyst: Stelian Mitu, CFA

stelian@spelmanresearch.com

Associates: Alexandru Vozian

Vitalie Eremia

October 26th, 2006

The Immune Response Corporation

Rating: Speculative Buy

Current Price Target: $0.059

Key Statistics
Ticker	IMNR
52-Week Range	0.01/0.55
Recent Price (04/27/06)	$0.02
Market Cap, mn	14.87
Current Shares Outstanding, mn	854.7
Float, mn	129.4
Avg. Daily Trading Volume (3m)	9,408,030
Insider Holdings	42,3%
Institutional Holdings	4,7%
Fiscal Year-End	31-déc-06

Analyst summary

We are initiating coverage of The Immune Response Corporation with a Speculative Buy rating and a price target of $0.059 per share. The company is developing two highly promising drug candidates to treat HIV and Multiple Sclerosis (MS). Both diseases are currently virtually incurable and require new, more effective therapies.

The drug candidates – IR103 (HIV) and NeuroVax (MS) – are based on innovative technologies that do not have analogues on the market. They are easy to administer (once a month and once every three months, respectively), which represents a big advantage over the currently prevailing once or twice daily regimens. Both drugs are in Phase II clinical trials and have thus far exhibited efficacy in treating the target diseases. The technology underlying Neurovax has other potential application for treating other diseases, particularly Rheumatoid Arthritis and Psoriasis. The company has also assembled a strong team of managers and scientists to aid in effective pursuit of its R&D goals, and has secured financing for the immediate future assuming the next tranche of warrants expiring on November 30 , 2006 gets exercised.

Nonetheless, investors should be aware that the company does not anticipate having any revenue until at least 2012 and has accumulated a significant deficit. While the clinical trials performed to date have been successful, as is the case for most development-stage biotech companies, the probability of success is uncertain. Thus, this investment may be considered highly speculative and should be considered by investors willing to accept a tolerance to high risk.

Page
INVESTMENT HIGHLIGHTS	- 2 -
RISKS	- 4 -
VALUATION	- 5 -
COMPANY OVERVIEW	- 9 -
Corporate Strategy	- 9 -
PRODUCTS	- 9 -
NeuroVax™	- 9 -
IR103	- 11 -
Patents	- 13 -
Manufacturing	- 13 -
Management	- 14 -
FINANCIAL ANALYSIS	- 19 -
INDUSTRY OUTLOOK	- 22 -
Pharmaceutical industry trends	- 23 -
Multiple Sclerosis drug market	- 25 -
HIV drug market	- 28 -
Competition analysis	- 29 -
IMNR Chart 1 year	- 34 -
Analyst Biography	- 34 -
Disclaimer	- 34 -

INVESTMENT HIGHLIGHTS

Strong team of industry experts. The company has an excellent selection of professionals on its management team as well as its two Scientific Advisory Boards (SABs) . Prior experiences at world leading pharmaceutical and technological companies, such as Boehringer Ingelheim, Merck, GlaxoSmithKline, Beecham and Amgen, as well as at specialized public institutions and projects, , ensures that management knows exactly what is needed to achieve success and how to go about it. Apart from scientific/medical research background, some members of the team bring in financial and organizational expertise, with experiences at Price Waterhouse, Spencer Trask Ventures etc. The new CEO appointed at the end of October 2005 – Dr. Joseph F. O’Neill – has extensive experience in HIV/AIDS-fighting projects, among which include the Office of the U.S. Global AIDS Coordinator, Department of State and White House Office of National AIDS Policy, unlike the previous CEO, who had a more business-oriented experience.

Strategic adjustments to the company’s activities. In a move to enhance the company’s strategic positioning, IMNR undertook several steps, such as hiring a new CEO, carrying out a new round of financing, securing $8 million (plus a subsequent $9.9 million from a warrant exercise; with $12 million of new warrants expiring 11-30-06) ), making a decision to stop developing Remune® and focus on IR103 Phase II trials instead. IMNR is also implementing a new public relations strategy to raise its profile within the MS and HIV/AIDS activist communities. This shows management’s active involvement in steering the company towards successful completion of the development stage activities , while focusing on full-scale vaccine production and commercialization.

Specialized scientific advisory boards were established by IMNR to strengthen its scientific research and knowledge. Both Multiple Sclerosis and HIV groups have their own scientific advisory boards comprised of world-class scientists who are leaders in their respective fields, representing various domestic and foreign academic institutions.

Strong drug candidates. If successful, IMNR’s drugs may offer significant advantages over their competitors. Unlike existing therapies for treating MS and HIV, which often have very strict administration regimes, are highly toxic, have multiple side effects. IMNR’s solutions have so far proven to be safe, cause virtually no side effects and need only be administered on a monthly or quarterly basis, which makes a big difference against some existing therapies whereby patients have to take several pills daily.

Innovative technology. Unlike other HIV/AIDS treatment techniques, IMNR’s IR103 drug candidate is based on linking immune reaction to the virus’s core protein, which is less prone to mutate. This suggests that IMNR’s solution will be able to provide greater “clinical coverage” for HIV patients with different HIV strains. IMNR’s IR103 represents a potential first-line therapy for HIV and is based on stimulating the body’s own immune response to the HIV, offering the following potential advantages:

•	It is the only “whole-inactivated” antigen vaccine; IMNR owns IP and production know-how, as well as commercial-scale manufacturing facility; the drug works cross-clade. The whole-inactivated approach is a “tried-and-true” technology for viral vaccines (polio, flu, etc…). The only vaccines for retroviruses for mammals are based on whole-inactivated antigens (FIV, FLV).

•	IR103 combines with potent TLR9 agonist (amplivax from Idera) that boosts immunogenicity profile up to 10+ fold (IFNg, Rantes, etc...) based on preclinical and early clinical data. Further clinical data on potency is expected to be available within next months.

•	Potential use for both treating and preventing HIV.

NeuroVax represents a potential first-line therapy for MS and is based on a targeted mechanism of action through stimulation of specific T-reg response, restoration of FOXP3 T-reg cells.

Promising clinical trials. Phase I and II trials performed for both NeuroVax™ and IR103 have shown each drugs’ good safety profile and suggest their clinical efficiency. While further clinical research is required, this preliminary data suggests a relatively high probability of success.

Both drug candidates are in Phase II trials and the current and/or oncoming stages of trials are designed to be robust and provide clear answers about the effectiveness of the drugs. Phase II trials results should be available in early 2008, and if successful, should attract significant public and private partnerships for Phase III trials. Discussions about Phase III trials partnerships are already underway.

IMNR is performing the clinical trials of IR103 on antiretroviral drug-naïve patients with an aim of delaying the loss of CD4+ T-cells and the initiation of chemical therapy. Such approach to an untapped patient population is the ideal “entry point” for this therapy (no competition, no convolution of data from drugs).

A Phase llb NeuroVax study is scheduled to launch in Fall of 2006 with the goal to establish a clinical benefit of NeuroVax to support a continuation to Phase III trials. In October 2006, IMNR announced that it has entered into an agreement with Accelsiors CRO & Consultancy Services, a clinical research organization (CRO) with extensive experience in conducting multiple sclerosis (MS) trials, to oversee the 200-patient Phase II trial of NeuroVax(TM). The primary objective of the study is to compare the cumulative number of new gadolinium enhancing lesions, a key marker of MS disease activity, using MRI scans at 24, 32, 40, and 48 weeks. Secondary objectives include additional MRI measurements, analysis of clinical relapses, measures of neurologic disability, immunologic evaluations, and safety.

Possession of manufacturing facilities and “know how”. The company is planning to produce over one (1) million doses of IR103 per year, with a possibility to scale up this capacity to three (3) million doses, or even higher. Considering the dosage of 1/quarter, such capacity will be able to supply between 250,000 and 750,000 patients per year. IMNR also reports that it has the manufacturing expertise to produce NeuroVax internally when it makes business sense to do so. However, at the moment NeuroVax is manufactured by third parties. The company also affirmed that it currently does not have the capacity to produce IR103 in commercial quantities.

Potential for follow-up drugs based on the same technology. The research on NeuroVax has suggested that this approach may be used to treat other diseases. Thus, IMNR has open INDs for Psoriasis and Rheumatoid Arthritis. Moreover, because the technology is shared, it might be possible for the trials of the new drugs to take less time using some results from the previous research.

High priority of HIV treatment on the world’s healthcare agenda means that almost any company developing promising treatment(s) to fight the disease should be able to benefit by receiving funding from various governmental, international, public and private programs in this field. The prior experience of IMNR’s CEO in governmental HIV/AIDS-related institutions suggests that the company should be able to position itself to maximize such opportunities to successfully benefit from such programs.

Positive industry outlook and unmet demand for more effective drugs. The global healthcare industry as a whole, and the MS/HIV segments in particular, are poised for solid growth over the long term. The HIV and MS markets combined are expected to be worth around $20 billion by the end of the decade. In particular, the HIV market will see the number of patients increasing rapidly in the next several years. In addition, a large proportion of patients, especially in the developing countries, have no access to therapy, representing a substantial potential. Existing therapies have shown limited potency against the diseases and there is a rising need for new treatments that would be more effective and safer. Even in developed countries, many HIV patients are not treated because of high toxicity, side effects, viral resistance and other causes. New therapies must be able to overcome these problems but currently this niche remains unfilled.

RISKS

Biotechnology and pharmaceutical industries are highly regulated, subject to multiple guidelines and strict rules. Compliance has to be maintained in all areas of research and manufacturing. Should the company fail to comply with such regulations, it may be subject to severe penalties, hindering further research activities.

Competitive pressure from large companies with established products and significantly larger financial and research resources. By the time IMNR completes its clinical trials and starts selling its products, the positions of the existing players in the market will have strengthened even further, and new therapies will likely emerge. This represent a risk to both competitive strengths of IMNR’s products and to the company’s ability to market them effectively.

Long time before the commercialization stage. IMNR has provided time-line estimates through the end of Phase II clinical trials for both of its candidate drugs. The final results of these trials are expected to be available in the first quarter of 2008. Further clinical trials – Phase III and FDA approvals can typically take several years, moving the commercialization phase and first revenues beyond the current decade.

New CEO’s extensive experience in government and non-commercial enterprise, not in for-profit organizations. While Joseph F. O’Neill has been involved with numerous projects aimed at fighting HIV/AIDS, all of them were governmental or non-commercial: the Office of the U.S. Global AIDS Coordinator, Department of State, White House Office of National AIDS Policy, Office of HIV/AIDS Policy in the Department of Health and Human Services, Health Resources and Services Administration’s HIV/AIDS Bureau, Robert Wood Johnson Foundation and the Brazilian Association for Palliative Care. Nonetheless, extensive involvement in HIV/AIDS projects makes the new CEO invaluable to any company working in this field. In addition, the presence in the management team and on the Board of Directors of individuals with extensive prior corporate experience compensates this and should not be detrimental to the company.

Continuous funding is required to keep research activities at full speed. Current financing arrangements can provide funding into 2008 at best, provided that warrants and convertible notes are converted and exercised in full. To maintain the research momentum and meet longer term targets, the company will need an uninterrupted supply of funds, which cannot be guaranteed at this time.

Shares Listed on OTC Bulletin Board. IMNR’s stock is listed on the OTC BB. This may limit the liquidity of the company’s shares and may deter investors from investing in IMNR’s shares.

Potential dilution. The 2006 private placement diluted the interest of the prior stockholders, and existing stockholders may suffer additional dilution in connection with future financings. During the 2006 private placement, IMNR offered and sold 80 units in a private securities offering, each unit comprising a $100,000 principal amount 8% Senior Secured Convertible Promissory Note and a warrant to purchase up to 15 million shares of common stock at a price of $0.02 per share. If these notes and warrants are converted and exercised in full, the company will issue more than 1.6 billion shares of common stock and the current shareholders will hold only a fraction of the equity interest they currently hold in the company.

On April 11, 2006, the Company amended its certificate of incorporation to increase the authorized common stock to 3.5 billion shares.

As of October 10, 2006, IMNR had 854,7 million shares of common stock outstanding.

The second tranche of warrants (600,000,000) have become exercisable October 16, 2006, and will expire on November 30, 2006, which will result in major additional dilution to the extent these warrants get exercised. If fully exercised, the second tranche would generate an additional $12 million in gross proceeds for the Company.

The going concern risk. The independent registered public accountants have expressed in recent financial statements their concern as to the company’s ability to continue as a going concern. The company has not generated revenue from the sale of its products, and management does not expect to record significant revenue until 2012. In addition, as of December 2005, IMNR had an accumulated deficit of $149 million. Taking into account these factors, there is a significant concern about the ability of the company to operate as a going concern unless one, or more, of its products are commercialized.

Generalized drug market growth slowdown may be expected. The main reasons for reduced growth expectations after 10 years of double-digit growth are increasing generic competition, measures aiming at cost containment in healthcare by governments, as well as rising regulatory and reimbursement hurdles. In addition to these limits on growth, rising costs to sell a product and shortened exclusivity periods can hurt profitability in the pharmaceutical industry.

Legal proceedings. IMNR is subject to several lawsuits alleging that IMNR’s officers failed to disclose certain facts about the clinical trials of Remune® and that IMNR’s officers cased misrepresentations of the company’s financial statements. Such claims seek unspecified amount of damages and, if successful, may both drain financial resources and distract management form their duties to operate the company. IMNR has publicly indicated it will seek to vigorously defend itself from what it believes to be meritless charges.

VALUATION

As IMNR is a development-stage biotech company, we do not have history of sales and profits upon which to base our projections. Most of the widely used valuation methods are not applicable to IMNR, mainly due to lack of historical revenues and earnings, irrelevant book value of assets compared with potential revenues, lack of completely comparable peer because of the unique nature of IMNR’s research, etc. Consequently, the only valuation method applicable to IMNR is the discounted cash flows.

Valuation methodology

We valued IMNR’s stock by adding the net present values (NPV) of the estimated cash flows for each product from the IMNR’s pipeline, and weighted the NPVs by the average likelihood of FDA approval for each product.

Specifically, we went through the following steps:

1. Estimated the revenues for each one of both drugs;

2. Estimated the market shares at maturity for both drugs to be 10% and 7%

3. Estimated the royalties to be 6% of the revenues;

4. Estimated the year of the FDA approval in case the drug is approved for each drug, based on the timelines published by IMNR’s management and by publicly available statistical data about the FDA approval process;

5. Estimated the number of years needed to achieve the full sales potential for each use of the drug – we used a term of three years for this purpose;

6. Estimated the exclusivity window in which IMNR will sell the drugs unhindered by competition (5 years for IR103 and 7 years for NeuroVax)

7. Estimated a 3% yearly decrease in sales after the exclusivity window lapses;

8. Computed the resulted yearly profits for a horizon of 20 years;

9. Estimated the discount rate applicable to the estimated profits;

10. Computed the net present values (NPV) of forward profits;

11. Estimated the likelihood of FDA approval for each potential use of the drug (30% for the drug uses that are in Phase2).

12. Weighted the NPVs by the likelihood of FDA approval and summed the results, thus determining the value of IMNR’s stock.

Likelihood of FDA approval for new drugs

There is a reasonably large body of data on the success rates of new drug applications (NDA) in clinical trials. Data are published periodically in a summary form by the Tufts University Center for the Study of Drug Development1. Biologic new medical entities (NME) have been several percentage points more likely to reach the market than traditional chemical NMEs, and this advantage appears to be growing2.

Table: Summary of Clinical Trial Parameters

	Drug entered in Phase I	Drug entered in Phase II	Drug entered in Phase III	FDA approval
Likelihood of eventual FDA approval	20%	30%	6 7%	81%
Average years to completion	0.5...1	1.5	3.5	0.5...2
Supporting animal studies cost, $	$500,000	$1,000,000	$1,500,000
Number of clinical trial subjects	20…80	100…300	1,000…5,000
Per-subject cost	$8,000… $ 15,000	$8,000…$ 15,000	$4,000…$ 7,000
Clinical trial cost, total	~$1 million	$ 1 … 4 million	$ 4 … $ 35 million

Source: Milken Institute, Biotechnology Valuations for the 21st Century,

http://www.maricopa.edu/bwd/pdfs/biotechpb.pdf

Appropriate discount rate

An appropriate discount rate must be selected for valuing IMNR’s future cash flows. Experts in valuation of pharmaceutical and biotechnology companies have different opinions about what specific rate is most appropriate. In the most prominent research papers we have found regarding the applicable discount rate, this rate was ranging between 9%3 and 15%4. In our model we assumed a value of 14,6%.

[1]	http://csdd.tufts.edu

[2]	Source: Reichert, J. Monoclonal antibodies in the clinic. Nature Biotechnology 2001. 19:819

[3]	Source: DiMasi, J., Cost of innovation in the pharmaceutical industry, Journal of Health Economics, Volume 10, Issue 2, July 1991, Pages 107-142

[4]	Source: Office of Technology Assessment. Pharmaceutical R&D: Costs, Risks, and Rewards. GPO 1993. GPO stock #052-003 -01315 -1, http://www.wws.princeton.edu/ota/ns20/year_f.html

Valuation details

Table 1: IR103 general assumptions

IR103
IR103, Phase II	2006-2008
IR103, Phase III	2008-2011
IR103, FDA approval	2012
Global market for HIV antiretrovirals 2004 (Datamonitor, 2005)	$6,6

Our assumptions
CAGR of global antiretrovirals market 2004-2025, %	10%
IR103’s market share at maturity	10%
IR103’s first sales	2012
Years to reach maturity sales since launch	3
Latest expiration of a patent related to HIV therapy	2017
Annual loss of market share since patent expiration	0,3%

Table 2: IR103 market share and sales estimations

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
HIV antiretrovirals global market, $Mn	6600	7260	7986	8785	9663	10629	11692	12862	14148	15562	17119
IR103 market share	0,0%	0,0%	0,0%	0,0%	0,0%	0,0%	0,0%	0,0%	3,3%	6,7%	10,0%
IR103 sales, $Mn	0	0	0	0	0	0	0	0	472	1037	1712

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
	18831	20714	22785	25063	27570	30327	33360	36695	40365	44401	48842
	10,0%	10,0%	10,0%	9,7%	9,4%	9,1%	8,8%	8,5%	8,2%	7,9%	7,6%
	1883	2071	2278	2431	2592	2760	2936	3119	3310	3508	3712

Table 3: NeuroVax general assumptions

NeuroVax™
NeuroVax™, Phase II	2006-2008
NeuroVax™, Phase III	2008-2011
NeuroVax™, FDA approval	2012
Multiple Sclerosis market, 2009 (Source: IMS)	$7,3

Our assumptions
CAGR of global MS market 2009-2025, %	9%
NeuroVax™’s market share at maturity	7%
NeuroVax™’s first sales	2012
Years to reach maturity sales since launch	3
Latest expiration of a patent related to autoimmune diseases	2019
Annual loss of market share since patents expiration	0,3%

Table 4: NeuroVax market share and sales estimations

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
NeuroVax™’s global market, $Mn						7300	7957	8673	9454	10305	11232
NeuroVax™’s market share	0,0%	0,0%	0,0%	0,0%	0,0%	0,0%	0,0%	0,0%	2,5%	4,7%	7,0%
NeuroVax™’s sales, $Mn	0	0	0	0	0	0	0	0	221	481	786

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
	12243	13345	14546	15855	17282	18837	20532	22380	24395	26590	28983
	7,0%	7,0%	7,0%	7,0%	7,0%	6,7%	6,4%	6,1%	5,8%	5,5%	5,2%
	857	934	1018	1110	1210	1262	1314	1365	1415	1462	1507

Table 5: Total net income estimations

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
TOTAL PRODUCT SALES	0	0	0	0	0	0	0	0	692	1518	2498
IMNR ROYALTY % of PRODUCT SALES *	6%
IMNR ROYALTY REVENUE, $Mn	0	0	0	0	0	0	0	0	42	91	150
TOTAL EXPENSES	30	19	19	21	23	25	27	29	30	28	27
yoy expenses growth	-28%	-39%	5%	7%	9%	11%	8%	5%	5%	-5%	-5%
PRETAX INCOME	-30	-19	-19	-21	-23	-25	-27	-29	12	63	123
INCOME TAX, % (1)	0	0	0	0	0	0	0	0	0	0	0
NET INCOME	-30	-19	-19	-21	-23	-25	-27	-29	12	63	123

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
	2740	3005	3297	3541	3801	4022	4250	2284	4725	4970	5219
	164	180	198	212	228	241	255	269	283	298	313
	26	24	24	24	24	24	24	24	24	24	24
	-5%	-5%	0%	0%	0%	0%	0%	0%	0%	0%	0%
	139	156	173	188	204	217	231	245	259	274	289
	0	0	0	30%	30%	30%	30%	30%	30%	30%	30%
	139	156	173	132	143	152	161	171	181	192	202

Table 6: Valuation

Discounted Cash Flow
Discount rate	15%
Terminal growth	5%
Discounted earnings, $Mn	$218,5
Terminal value, $Mn	$2210,8
Discounted terminal value, $Mn	$166,0
Enterprise value, $Mn	$384,5
FDA approval probability(2)	30%
Enterprise value, adjusted for FDA approval probability, $Mn	$115,4

Net cash calculation
(-) Debt, 8/31/2006, $Mn	$5,7
(+) Adjustment to debt (assumed converted into equity)	($5,7)
(+) Cash, 8/31/2006, $Mn	$0,1
(+) Cash proceeds from Convertible Notes (2006), $Mn (3)	$8,0
(+) Proceeds from exercise of warrants, $Mn	$26,5
= NET CASH	$34,6

Number of shares calculation
Common Stock Outstanding as of September 30, 2006	855
Issuable upon Exercise of Warrants, Conversion of Convertible Notes, and as Payment of Interest on Convertible Notes, shares millions	1 800
Shares (including: basic + exercised warrants + converted debt), Mn	2549,7

Price target, $ per share	$0,059
Current price, Apr 27, 2006	$0,017
Upside/downside	238,0%

(1)	Assumed taxes starting with 2017 due to large tax net operating loss carryforwards.

(2)	source: http://www.cptech.org/ip/health/royalties/

(3)	Not classified as debt. Lack of revenues and in-the-money conditions will lead to conversion.

COMPANY OVERVIEW

The Immune Response Corporation is an immuno-pharmaceutical company focusing on developing products to treat autoimmune and infectious diseases. The company’s lead immune-based therapeutic product candidates are NeuroVax™ for the treatment of Multiple Sclerosis (MS) and IR103 for the treatment of HIV infection. Both of these therapies are in Phase II clinical development and are designed to stimulate pathogen-specific immune responses aimed at slowing or halting the rate of disease progression.

The Immune Response Corporation was co-founded in 1986 by Dr. Jonas Salk (1914-1995), discoverer of the polio vaccine, as a biopharmaceutical company dedicated to treating human immunodeficiency virus (HIV).

Corporate Strategy

The company’s strategy involves the following steps to achieve success:

Within the coming two years to:

•	Complete Phase II for MS and HIV;

•	Form private and public partnerships;

•	Initiate clinical development of second autoimmune product for Psoriasis

PRODUCTS

As was already mentioned above, currently IMNR has two candidate drugs – NeuroVax™ and IR103, both in Phase II clinical trials.

NeuroVax™

NeuroVax is a novel, proprietary immune-based therapy designed to induce the body’s own defense system to combat the pathogenic T-cells known to be the primary cause of Multiple Sclerosis (MS).

Short TCR peptides with amino acid sequences mimicking sequences on the surface of the pathogenic T-cells within the central nervous system have been shown in animals to induce immune responses that can cure MS-like disease. The mechanism of action appears to be the induction of regulatory T-cells capable of down regulating the pathogenic T-cells causing the disease. NeuroVax™, containing an adjuvant and a combination of three TCR peptides selected to represent the pathogenic T-cells in about 90% of MS patients, has been shown in clinical trials to stimulate disease-specific immune cells in essentially all treated patients; a significant percentage of which are regulatory T-cells capable of suppressing autoreactive CD4+ T-cells. NeuroVax was designed with the goal of increasing the likelihood of producing disease-specific immune responses capable of controlling the activity of these pathogenic T-cells similar to their control in healthy individuals.

Due to its unique mechanism of action, IMNR believes that its TCR peptide vaccine, NeuroVax, will be a valuable addition to the current therapies for MS, both as a stand-alone product and in combination with existing therapies.

Clinical Trials

Based on results from earlier Phase I clinical trials with single peptides in two different formulations, a 60-patient, Phase I/II clinical trial with the three selected peptides was initiated in November 2000 to evaluate which of the two potential formulations was best for NeuroVax in terms of inducing disease-specific immunity. Participants in the Phase I/II clinical trial received monthly injections of either NeuroVax or one of two controls over 24 weeks. The placebo-controlled blinded trial was designed to monitor safety and to compare immunological responses elicited by the two formulations. The trial had an immunological endpoint and a study period sufficient to monitor these responses. Patients receiving NeuroVax demonstrated a high, statistically significant response compared to the group receiving the same peptides in saline or to the group receiving incomplete Freund’s adjuvant (IFA) alone. The primary immunological endpoint was the percentage of patients responding immunologically to the individual peptides as determined using a limiting dilution assay. A total of 37 patients were subsequently evaluated. The results were favorable indicating that 15 out of the 16 IFA peptide-treated patients responded immunologically compared to 1 out of the 15 saline peptide treated patients and 0 out of 6 for the IFA alone treated patients. In addition, MRI analyses showed a positive trend suggestive of clinical benefit in that immune responsive patients had fewer new lesions compared to patients who showed no immune responses.

Source: http://www.imnr.com/ir/2006APR19.htm

Based on these immunological findings, a 40-patient open label Phase II study was initiated in 2003 to allow patients previously enrolled in the blinded trial above to receive NeuroVax. The fully-enrolled study was completed at the end of 2005, demonstrated that NeuroVax induced strong immune responses in essentially all treated patients.

Results reported during 2005 from a completed Phase I/II study showed that NeuroVax restored normal levels of FOXP3+ Treg cells in patients who, at baseline, had statistically significant diminished levels of FOXP3+ Treg cells compared to healthy controls. After 24 weeks, the patients treated with NeuroVax who completed the trial showed stimulation of their FOXP3+ Treg cells to levels well above their suppressed baseline levels, and often to levels higher than healthy controls. These elevated levels of FOXP3+ Treg cells activity remained stable through the complete 52-week study. These new data indicate a novel, specific mechanism of action for NeuroVax that could restore regulatory functions of the immune system in MS patients that are critical to controlling the pathogenesis of the disease.

IMNR is currently planning to begin Phase llb studies of NeuroVax during Fall 2006 to test the clinical benefits of the product. One such study will be conducted primarily in Eastern Europe and will include an evaluation of clinical endpoints including MRI and relapse rate. IMNR also has FDA approval to initiate a second 40-patient trial that will enroll new RRMS patients along with patients previously treated with NeuroVax.

NeuroVax™ 2-year timeline

Source: http://www.imnr.com/ir/2006APR19.htm

Currently, the plans for NeuroVax include:

•	Finding a partner for Phase III and commercialization, with discussions already initiated;

•	Using Phase II clinical data to drive a high value deal: Safety/Immunology data is expected to be available in the second half ‘07 and final data in the first half ‘08.

New prospective research areas in the autoimmune field have been identified by IMNR – additional TCR peptide-based vaccines with open INDs: Psoriasis and Rheumatoid Arthritis. A patent was filed for vaccines and diagnostics that effect the FOXP3 mechanism of action.

IR103

IR103 is IMNR’s second-generation HIV immunotherapy based on patented whole-inactivated virus technology, which was indicated to be safe and immunogenic in extensive clinical studies of Remune®, IMNR’s first-generation HIV product candidate. Preclinical research and recent clinical data show that IR103 is a more potent formulation that combines its whole-inactivated antigen with a synthetic Toll-like receptor (TLR-9) agonist to create enhanced HIV-specific immune responses. This product differs from currently available antiretroviral drug therapies since it is designed to stimulate an HIV-infected individual’s immune system to fight the virus.

In early 2006, IMNR made a strategic decision to accelerate the development of IR103, rather than pursue a Phase III trial with Remune®, based on data obtained from clinical trials of Remune®.

In past years, other companies have tried to develop immune-based therapies for HIV infection. Most of these therapies were based on the viral envelope glycoprotein gp120 located on the outside of the virus. None of these therapies have proven effective, which may have been due to mutations in the viral envelope. IR103 is based on the core proteins of the virus, which are consistent across multiple strains of HIV, and thus individuals treated with IR103 may be able to elicit broad immune responses to multiple subtypes of HIV-1 found throughout the world. Results from clinical trials suggest this postulate is true.

Clinical Trials

IMNR recently completed the first part of a 49-patient Phase I/II five-arm, randomized, single-blind, controlled, multi-center clinical study of safety and bioactivity of IR103 in HIV patients on HAART at sites in the United Kingdom and Canada, and plans to report new data as it becomes available in 2006. Preliminary results of this trial, reported in 2005, indicate that IR103 is safe, induces HIV-specific immune responses and greatly enhances IFN -gamma and RANTES mRNA. IFN -gamma and RANTES are considered immune system markers that give an estimate of the robustness of the immune response generated by IR103 in patients.

The second part of this study along with another similar study in Italy will test IR103 as a first-line treatment for drug-naïve HIV-infected individuals not yet eligible for antiretroviral therapy according to current medical guidelines. On August 1, 2006 IMNR announced the receipt of approvals to expand its Phase II IR103 study in drug-naïve HIV patients to include clinical sites in France. Ultimately, these studies will enroll more than 200 drug-naïve patients in two parallel clinical studies being conducted in France and Italy, Canada and the UK. Along with tracking safety and measuring HIV-specific immune responses, these studies will assess IR103’s ability to affect patients’ CD4+ counts. CD4+ count is a critical marker of HIV disease progression that is used, along with viral load, to determine when a patient should begin antiretroviral therapy.

Final data from a 51 drug-naïve patient Phase II Italian study of Remune®, reported in 2005, showed that median absolute CD4+ cell counts of patients that received 3 injections of this first-generation immunotherapy remained stable through week 28, while they declined in patients in the placebo groups. IMNR believes that increased potency of IR103 could translate to a more durable and pronounced effect on CD4+ counts.

IR103 – 2-year timeline

Source: http://www.imnr.com/ir/2006APR19.htm

The IR103 development plan includes the following steps:

•	Forming public and private partnerships to support Phase III and commercialization. IMNR also is planning to get involved in the HIV prevention area and has already applied for its first government contract and is planning further efforts to seek international government and NGO funding.

•	Benefiting from substantial public resources for HIV treatment offered by Government Agencies, UNAIDS, WHO.

HIV Preventive Program

IMNR intends to initiate a scientific program to investigate the use of its patented whole-inactivated HIV antigen technology in a HIV preventive vaccine. Unlike the immunotherapy program, which is designed to treat patients who are already infected with HIV, such a product would be used to prevent new HIV infections. To support this initiative, IMNR has submitted the first of what could be a number of government and foundation contract and grant applications.

Patents

Multiple Sclerosis

In 1994, the European Patent Office granted IMNR a patent covering processes for vaccinating against diseases resulting from pathogenic responses by specific T-cell populations. In 1997, IMNR was issued a patent covering this TCR peptide vaccine technology in the United States. In 1998 and 1999, IMNR was issued two additional United States patents directed to this technology. These patents include composition and/or method claims for the prevention or treatment of certain autoimmune diseases. In 1999, IMNR obtained exclusive rights to the T-cell receptor peptide intellectual property of Connetics Corporation and XOMA, (US) LLC, which included several issued patents in the U.S. and major markets outside the U.S., creating a broader intellectual property platform for this line of products.

IMNR also has patents and patent applications relating to its autoimmune technology on file in the United States and other countries, including members of the European Patent Convention and Japan. These patent applications cover certain compositions and methods relating to the use of T-cell receptor peptide sequences to vaccinate against autoreactive T-cells involved in autoimmune disease.

IMNR’s issued patents related to autoimmune diseases have expiration dates that range from 2010 to 2019.

During 2005, IMNR filed a non provisional patent application to cover FOXP3+ Treg cells as a key component of controlling development of not only MS disease but also several other autoimmune diseases. If issued, the patent will give product coverage through 2024 for vaccine products that down regulate development of these autoimmune diseases via replenishing FOXP3+ Treg cells as well as diagnostic applications using FOXP3+.

HIV Therapy

In 1993, IMNR received a United States patent relating to Remune. In 1998 and 1999, additional patents were issued relating to certain products and methods. IMNR has also received similar patents in Australia, certain European countries, Japan, Russia and the Republic of South Africa. IMNR has additional patent applications relating to Remune® and to IR103 on file in the United States, as well as in other countries. IMNR’s patent applications cover, in part, certain compositions, products and/or methods of their use for the immunotherapeutic treatment of HIV-infected patients and/or preventive treatment of uninfected individuals.

IMNR’s issued patents relating to HIV therapy have expiration dates that range from 2010 to 2017.

Manufacturing

IMNR’s 52,500 sq. ft. manufacturing facility is located in King of Prussia, Pennsylvania. This facility is dedicated to the manufacture of IR103 and Remune® for clinical trials and, if the product is approved, initial commercial production. In February 1996, IMNR received clearance from the FDA to release the product for use in clinical trials. The company relies on a third party for the final inactivation step of the manufacturing process.

On June 27, 2005 IMNR announced development of a serum -free, chemically defined cell culture medium for the production of HIV-1 from HUT-78 cells, a human T-cell lymphoma cell line. We believe that the development of this medium is an important step in developing a vaccine utilizing whole-inactivated HIV to stimulate the human immune system against the virus. The Company now evaluating this approach for a therapeutic vaccine in clinical trials of its second-generation HIV immunotherapy IR103. This technology could also be utilized toward the development of a preventive vaccine candidate.

Importantly, initial HIV-1 viral antigen yields were improved at least two-fold over the serum supplemented medium originally used. Through a process of screening and optimization, the Company demonstrated that the human T-cell lymphoma cell line HUT-78 (chronically infected with HIV-1) can be grown and reliably moved in a chemically -defined cell culture medium, with cell densities exceeding two million cells/ml. We believe that this new serum-free medium greatly enhances IMNRs ongoing efforts toward an efficient, economically viable, and reproducible manufacturing process that will allow it to produce safe and consistent whole-inactivated viral vaccines in large quantities.

During 2003, IMNR commenced limited scale-up and validation of its King of Prussia manufacturing facility after a period of inactivity. In January 2004, IMNR completed production of additional doses of IR103 and Remune® for use in ongoing clinical trials.

Plans for commercial-scale production of IR103 are based on full-scale 1-million doses per year, GMP, BSL3 vaccine production. IMNR believes it can increase the capacity to at least 3 million doses per year. However, according to the S1 filing dated April 11, 2006, currently, IMNR’s manufacturing facility cannot support the commercial scale production of Remune® or IR103.

NeuroVax is currently produced by two third-party manufacturers, both of which are located in southern California. IMNR has the manufacturing expertise to produce this product internally if/when it makes business sense to do so.

Management

IMNR’s management team includes seasoned experts with years of experience at leading private and public research institutions.

Joseph F. O’Neill, M.D. – President, Chief Executive Officer and Director

Dr. O’Neill joined IMNR in October 2005. Most recently, Dr. O’Neill was the Deputy Coordinator and Chief Medical Officer in the Office of the U.S. Global AIDS Coordinator, Department of State from August 2003 to August 2005. Prior to joining the State Department, Dr. O’Neill served as the Director of the White House Office of National AIDS Policy from July 2002 to August 2003. Prior to his White House appointment, he served as Acting Director of the Office of HIV/AIDS Policy in the Department of Health and Human Services from 2001 to July 2002. From 1997 to the end of 2001, Dr. O’Neill served as Associate Administrator for HIV/AIDS in the Health Resources and Services Administration’s HIV/AIDS Bureau. In addition, he serves on a number of advisory boards including the Robert Wood Johnson Foundation’s Promoting Excellence in End of Life Care program and the Brazilian Association for Palliative Care. Dr. O’Neill is a graduate of the School of Medicine of the University of California at San Francisco and holds degrees in business administration, public health, health and medical sciences from the University of California at Berkeley. He is board certified in internal medicine.

Michael K. Green – Chief Operating Officer and Chief Financial Officer

Mr. Green joined IMNR in October 2003, bringing over 25 years of extensive finance, business and accounting experience in various technology industries in both the United States and Australia. Mr. Green was promoted from Vice President, Finance to Chief Operating Officer on October 31, 2005, while retaining his Chief Financial Officer position. Mr. Green served as Senior Vice President and Chief Financial Officer of Synbiotics Corporation, a publicly traded animal health company, from May 1991 to September 2002 and as Chief Financial Officer of Immunopharmaceutics Inc., a human pharmaceutical company, from May 1991 to

October 1993, where he was responsible for all finance, accounting, administrative, human resource and MIS matters. Before that Mr. Green spent 13 years with Price Waterhouse in various offices in the United States and Australia where he is a C.P.A. and a Chartered Accountant. Mr. Green co-authored the Price Waterhouse guidebook titled “Taking Your Company Public,” and the Price Waterhouse lecture series titled “Initial Public Offerings for Smaller Businesses.” Mr. Green holds a Bachelor of Business Studies degree from the New South Wales Institute of Technology in Sydney, Australia.

Georgia Theofan, Ph.D. – Vice President, Clinical Development

Dr. Theofan was appointed to the position of Vice President, Clinical Development in January 2003. Dr. Theofan has been with IMNR since November 1995, and has more than 17 years of experience in the biotechnology industry. Since joining IMNR, Dr. Theofan has been responsible for managing the operations of clinical trials in HIV, as well as cancer and autoimmune disease. She has over 40 publications in peer-reviewed scientific journals and is a co-inventor on nine patents. Dr. Theofan received a Ph.D. in Biology from the University of Notre Dame, and a Bachelor’s Degree in Biology from New York University. She also served as a post doctoral fellow at the University of Rochester in New York, and the University of California at both the Riverside and San Diego campuses.

Peter Lowry – Vice President, Manufacturing

Mr. Lowry was promoted to Vice President, Manufacturing in March 2006, and is currently responsible for all manufacturing and quality operations at the King of Prussia, Pennsylvania facility. Mr. Lowry joined IMNR in June 1995, and has over 15 years experience in biopharmaceutical research, bioprocess development, and large scale GMP manufacturing. He served as Executive Director, Manufacturing at the Pennsylvania facility from April 2002 to August 2004. From 1995 to April 2002, he headed quality control operations at both the Pennsylvania and California facilities. From April 2002 to August 2004, Mr. Lowry served as Senior Director, Operations, responsible for the manufacturing of all clinical trial products in support of IMNR’s HIV program. He currently serves on the Biotechnology Program Advisory Committee of Montgomery College. Prior to joining IMNR, Mr. Lowry was head of Viral Biochemistry at Advanced Biotechnologies Inc. Mr. Lowry holds a bachelor’s degree in Biochemistry from Rutgers College.

Robert E. Knowling, Jr. – Chairman of the Board

Mr. Knowling joined the Board as Chairman in February 2005. Mr. Knowling served as vice president of Network Operations and reported directly to the chairman of Ameritech Corporation from 1994 to 1996. He joined US WEST in March 1996 as vice president of Network Operations and in 1997 became EVP of Operations & Technology. He joined Covad Communications, a provider of Digital Subscriber Line (DSL) services to homes and small business customers, in July 1998 as chairman, president and chief executive officer. He joined the New York City Department of Education in January 2003 as Chief Executive Officer of their Leadership Academy. In April 2005, Mr. Knowling took over the position of chief executive officer at Vercuity Solutions, Inc., the largest, most experienced supplier of Telecom Expense Management services. He serves on the board of directors for Ariba, Inc. and Heidrick & Struggles International, Inc. He is also a member of the advisory boards for Ontologent, Inc.; Northwestern University’s Kellogg Graduate School of Management; and the University of Michigan Graduate School of Business. Mr. Knowling earned a Bachelor of Arts degree from Wabash College and a Master of Business Administration degree from Northwestern University’s Kellogg Graduate School of Business.

James B. Glavin – Director

Mr. Glavin has been member of the company’s Board of Directors since May 1993 and was Chairman of the Board from September 1994 until February 2005; he retired on June 14, 2005 but returned as a Director at IMNR’s request on July 6, 2005. Mr. Glavin served as Chief Executive Officer of The Immune Response Corporation from April 1987 to September 1994, as President from October 1987 until September 1994, and as Treasurer from April 1987 until May 1991. Mr. Glavin served as Chairman of the Board of Directors of Smith Laboratories, Inc., a medical products company, from September 1985 until May 1990, and as acting President and Chief Executive Officer of Smith Laboratories from September 1985 until August 1989. Mr. Glavin currently is a Director of the Meridian Fund.

Martyn Greenacre – Director

Mr. Greenacre has served as a member of the Board of Directors since 2003 and is currently Chairman of Beijing Med-Pharm Corporation, a U.S. public company with pharmaceutical marketing and distribution activities in China. He also serves as Chairman of Life Mist Technologies Inc., a fire suppression equipment company. He was the Chief Executive Officer of two life science companies, Delsys Pharmaceutical Corporation from 1997 until 2001 and Zynaxis, Inc. from 1993 to 1997. Previously Mr. Greenacre held various senior management positions at SmithKline Beecham from 1973 through 1992, including serving as Chairman of Europe from 1989 to 1992. He currently serves as a Director of Cephalon, Inc., Acusphere, Inc., Curis, Inc. and Beijing Med Pharm, Inc.

David P. Hochman – Director

Mr. Hochman has served as a member of the Board of Directors since 2004 and is currently managing partner of Ochestra Partners, LLC. He was, until June 2006, the Chief Executive Officer of Spencer Trask Edison Partners, LLC, an investment affiliate of Spencer Trask & Co., focused on leveraging human capital to accelerate the development of emerging growth healthcare and technology companies and was Managing Director of Spencer Trask Ventures, Inc. Previously, Mr. Hochman served as Managing Director, Venture Resources for Spencer Trask Ventures, Inc. from June 2000 until March 2004, and was responsible for directing the firm’s investment banking and financial advisory services. Prior to that, he was Vice President, Investment Banking for Spencer Trask Ventures, Inc. from December 1998 until June 2000. He currently serves as a director of Prescient Medical, Motogene, Inc.

Kevin Kimberlin – Director

Mr. Kimberlin, a co-founder of The Immune Response Corporation, has been Chairman of the Board of Spencer Trask & Co., a venture capital company, since 1991 and has served as a member of IMNR’s Board of Directors since 1986. He was a co-founder of Myriad Genetics, Inc., the first human genome company, and of Ciena Corporation, a networking company. He was the General Partner of Next Level Communications, a leading broadband equipment company, from January 1998 until its initial public offering in November 1999. He is a Director of Health Dialog Services Corporation and Yaddo, an artists’ community.

Kevin L. Reilly – Director

Mr. Reilly has served as a member of the Board of Directors since 2004 and is an independent consultant. Previously he was President of Wyeth Vaccine and Nutrition division from 1999 to 2002 and President of Wyeth Nutrition International from 1996 to 1998 and held various senior management positions at Wyeth from 1984 through 1996. Previously he was Senior Vice President at Connaught Laboratories, Ltd. from 1973 to 1984.

Alan S. Rosenthal, M.D. – Director

Dr. Rosenthal has served as a member of the Board of Directors since 2000 and is an independent consultant. Previously he served as Vice President of Pharmaceutical Discovery and Scientific Affairs at Abbott Laboratories from 1993 until 1999, as Senior Vice President of Scientific Affairs at Boehringer Ingelheim Pharmaceuticals, Inc. from 1987 until 1993, as Vice President of Immunology and Inflammation Research at Merck, Sharp & Dohme from 1978 until 1986, and he was on the staff at National Institute of Allergy and Infectious Diseases, NIH, from 1966 until 1978. He serves on the Johns Hopkins University School of Medicine Corporate Advisory Council; the Visiting Board of the Biological Sciences Division, The University of Chicago; and the Cancer Center Advisory Board, Vanderbilt University School of Medicine. He received his M.D. from Vanderbilt University in 1964.

James L. Foght, Ph.D - Director

Dr. Foght joined the Company’s Board September, 2006. He is Managing Partner of Foght Enterprises, L.L.C., focused on international business advisory services, and Managing Director, and a member of the investment committee, of Vector Later-Stage Equity Funds, specializing in investments in the life sciences. Dr. Foght was formerly a Managing Director in the Investment Banking division of Prudential Vector Healthcare Group, a unit of Prudential Securities Inc. He joined Prudential in July 1999 with the acquisition of Vector Securities International, Inc., which he co-founded in 1988.

Previously, Dr. Foght was Senior Vice President and Co-head of Kidder Peabody’s Life Sciences/Medical Products Specialty Group. Prior to that, Dr. Foght spent 23 years with E.I. du Pont de Nemours & Co., with half his career in research and research management. In 1979 he was Managing Director of du Pont U.K., responsibile for 4,000 employees and revenues of $700 million. In 1981, he was responsible for planning and implementation of a de novo pharmaceutical business in Europe, Africa, and the Middle East. Responsibilities included managing clinical research, regulatory affairs, licensing, manufacturing, and sales and distribution from headquarters in Frankfurt, Germany. Later, Dr. Foght established a worldwide Technology Evaluation and Acquisition Group for du Pont in the life sciences area.

Dr. Foght earned his M.S. and Ph.D. in organic chemistry with minors in biochemistry and microbiology from the University of Illinois and holds a B.S. from the University of Akron.Scientific Advisory Boards

The Immune Response Corporation has established Scientific Advisory Boards composed of physicians and researchers with recognized expertise in the prevention and treatment of Multiple Sclerosis, HIV and AIDS to provide guidance for the clinical development of therapies and the company’s other scientific efforts.

HIV Scientific Advisory Board

Gilbert S. Omenn, MD, PhD – Chairman

Professor of Internal Medicine, Human Genetics and Public Health, University of Michigan

Dr. Omenn, a Director of Amgen Inc. and of Rohm & Haas Company, served as Executive Vice President for Medical Affairs and as Chief Executive Officer of the University of Michigan Health System from 1997 to 2002. He was formerly Dean of the School of Public Health and Professor of Medicine and Environmental Health at the University of Washington, Seattle. Dr. Omenn has authored 370 research papers and scientific reviews and has authored or edited 17 books. Dr. Omenn received his B.A. from Princeton University, his M.D., magna cum laude, from Harvard Medical School, and his Ph.D. in genetics from the University of Washington.

Mario Clerici, MD

Chair of Immunology; University of Milan, Italy

Prior to his work with the University of Milan, Dr. Clerici was a Visiting Scientist and Visiting Associate at the National Cancer Institute (NCI) and the NIH. He also was a Visiting Fellow at the Experimental Research Branch of the NCI and NIH. Dr. Clerici has authored more than 260 publications in peer reviewed scientific journals as well as numerous chapters and reviews in the area of HIV. He is a reviewer for Nature; Nature Medicine; Science; Journal of Clinical Investigation; Journal of Virology; Immunology Today; Journal of Immunology; AIDS; Journal of AIDS; AIDS Research and Human Retroviruses, among others. Dr. Clerici is also a member of the editorial boards of The Journal of Immune Based Therapies and Vaccines, Clinical and Diagnostic Laboratory Immunology, Expert Opinion on Investigational Drugs and AIDS. Dr. Clerici earned his M.D., magna cum laude, from the University of Milan.

Eduardo Fernández-Cruz, MD

Professor and Head of the Department of Immunology; University General Hospital Gregorio Marañón, Madrid, Spain

In addition to his work at the University General Hospital in Madrid, Dr. Fernández-Cruz is Principal Investigator, National Coordinator, and Member of the NIH Division of AIDS-sponsored International Steering Committee of the International Clinical Trial, ESPRIT, “International Study of Subcutaneous Recombinant IL-2 Proleukin in Patients with HIV Infection”. He is Principal Investigator of the European (Spanish) Clinical Trial of REMUNE®, “A Multicenter, Double-blind, Placebo-controlled Randomized Study of HIV-1 Immunogen in HIV-infected Patients with Moderate Immune Suppression.” Dr. Fernández-Cruz has authored more than 200 publications in peer-reviewed scientific journals, with nine publications specific to REMUNE®. He is an editorial board member and reviewer of national and international journals, including AIDS, Clinical Immunology and Immunopathology, Immunology and the Journal of the Interdisciplinary Spanish AIDS Society. Dr. Fernández-Cruz received his M.D., cum laude, from the University of Madrid. He also holds Specialist Diplomas in Internal Medicine, Immunology and Clinical Immunology, and Allergy.

Brian G. Gazzard, MA, MD, FRCP

Professor, Chelsea and Westminster Hospital, London, England

Since the beginning of the AIDS epidemic, Dr. Gazzard has been physician in charge of inpatient care for the HIV/GUM Unit of Chelsea and Westminster Hospital, the largest AIDS unit in England. He is a member of the MRC Clinical Trials Committee and a number of other international steering committees that coordinate antiretroviral studies across Europe, Australia, and North America. He was Principal Investigator for the largest combination antiretroviral therapy (ART) trial. He sits on the Steering Committee in charge of the biannual European AIDS meetings and is a member of the Scientific Committee of the World AIDS Congress, a council member of the European AIDS Association, and a trustee of the British Medical Association AIDS Foundation. Dr. Gazzard is published in more than 300 peer-reviewed publications on topics such as HIV, general medicine, infectious disease, and gastroenterology. He has authored more than 30 chapters in books on the same subjects and has edited five books on gastroenterology and HIV disease. He is on the editorial boards of the International Journal of STD & AIDS and Drugs. He regularly reviews articles for publications such as AIDS, the Journal of Medical Ethics and the British Medical Journal. Dr. Gazzard has earned numerous awards, including the Todd Prize in Medicine, the Legg Prize in surgery, and the Ware Prize in Pathology. He received his M.D. from the University of Cambridge.

Bruce Mackler, Ph.D., J.D.

Retired Food and Drug (FDA) practice shareholder in the law firm of Heller Ehrman White & McAuliffe LLP and immunologist/immunochemist

Dr. Mackler brings more than 25 years experience in regulatory affairs to the SAB and has some 100 published scientific articles/abstracts. He received his J.D. from the South Texas College of Law (magna cum laude, 1979), his Ph.D. (Immunology/Microbiology) from the University of Oregon Medical School (1970), his M.S. (Immunology/Microbiology) from the Pennsylvania State University (1965), and his B.A. (Biology) from Temple University (1964). After receiving his Ph.D. he was post-doctorate at the Kennedy Institute of Rheumatology, in London (1970-71), a visiting fellow at the Sandoz Institute in Vienna, Austria (1971), then a visiting scientist and contract employee at the National Institutes of Health (1971-72) and an Associate Professor at the University Health Science Center and Dental Science Institute. He is a member of the District of Columbia Bar.

Peter L. Salk, MD

Dr. Salk is Vice President and Scientific Director of the Jonas Salk Foundation, where he has been engaged since 1991 in research programs to develop vaccines for use in treatment and prevention of HIV infection and AIDS, and in the introduction of treatment regimens for HIV infection in resource limited countries. From 1984 to 1990, he served as Executive Vice President of Westbridge Research Group, and was in charge of a research and development program to explore the use of naturally derived plant growth factors in agriculture. He held positions as post doctoral fellow, research associate and senior research associate at the Salk Institute for Biological Studies from 1972 to 1984, during which time he conducted research in the areas of cancer biology and immunotherapy, autoimmune disease and vaccine development. Dr. Salk graduated Phi Beta Kappa from Harvard University in 1965 and Alpha Omega Alpha from Johns Hopkins University School of Medicine in 1969, and had two years of house staff training in internal medicine at the University Hospitals of Cleveland.

Dorothy Bray, PhD (Advisor/Consultant)

Prior Global Director, Clinical Development For HIV, GlaxoSmithKline plc

Dr. Bray is a Clinical/Research Development Consultant with nine years experience working in HIV research and development with GlaxoSmithKline plc (previously Glaxo Wellcome), the largest provider of HIV antiretroviral drugs with an estimated 40% global market share. Dr. Bray has expertise in clinical development and market positioning for novel drugs. Her key skills include broad scientific knowledge, strategic planning, and commercial awareness. Dr. Bray had global responsibility for her most recent position as Director, Clinical Development HIV, GlaxoSmithKline, UK. She holds a Ph.D. from the School of Pharmacy, University of London; 1987 and an MSc (1st in Class) in Biology, The Jagiellonian University of Cracow, Poland, 1979.

The Multiple Sclerosis Scientific Board

Jack Antel

Dr. Jack Antel is a professor in the Department of Neurology and Neurosurgery at McGill University. He is Co-Director of the Neuroinflammation Training Program sponsored by the Canadian Institute of Health Research (CIHR). In 2005, Dr. Antel received the National MS Society/American Academy of Neurology John Dystel Prize for MS Research. He is also an associate member of McGill’s Department of Microbiology and Immunology and Coordinator of the MS Program at the Montreal Neurologic Institute.

Dennis Bourdette

Dr. Dennis Bourdette is the Director of the MS Center of Oregon and Chair for the Department of Neurology at Oregon Health and Science University (OHSU) where he has been a faculty member since 1983. He is also a staff neurologist at the Portland Veterans Affairs Medical Center. Dr. Bourdette has published numerous articles on MS and is listed in the Best Doctors in America.

Giancarlo Comi

Professor Giancarlo Comi is the Director of the Department of Neurology and Clinical Neurophysiology at San Raffaele Hospital in Milan. He is a professor of Neurology at the University Vita-Salute San Raffaele and has chaired its graduate school in neurology since 2001. His fields of interest are the study of the natural history, research and validation of new therapies in MS. Professor Comi has authored or co-authored more than 400 articles in peer-reviewed journals and edited six books.

Krzysztof Selmaj

Professor Krzysztof W. Selmaj is the Chairman of the Department of Neurology at the Medical University in Lodz, Poland, and serves as the Chairman of the European Federation of Neurology. He has received several honors and awards including the Polish Academy of Science Sniadecki Award and the Polish Science Foundation Award. Professor Selmaj has authored numerous articles about neurology and MS and is on the editorial boards of the Journal of Neuroimmunology and European Journal of Neurology.

Jerry Wolinsky

Dr. Jerry S. Wolinsky directs the Multiple Sclerosis Research Group and the Magnetic Resonance Imaging Analysis Center at the Graduate School of Biomedical Sciences at the University of Texas Health Science Center at Houston. He chairs the Research Programs Advisory Committee of the National MS Society and is the Chair of the Americas Committee for Treatment and Research in MS. Dr. Wolinsky is an associate editor of ACP Medicine and on the editorial board of Multiple Sclerosis: Clinical and Laboratory Research. He is recognized in The Best Doctors in America and America’s Top Doctors.

Arthur Vandenbark

Dr. Arthur Vandenbark is a senior research career scientist at the Portland Veterans Affairs Medical Center, and a professor in the Departments of Neurology and Molecular Microbiology and Immunology at OHSU. An inventor and pioneer of the TCR peptide vaccination approach for MS, Dr. Vandenbark is the recipient of the Javits Neuroscience Investigator Award. He has published numerous articles in the area of MS and its animal models.

FINANCIAL ANALYSIS

•	Management expects no revenues until 2012

From inception, the company has reported no significant revenues. In 2005, revenue of $44 thousand resulted in from transferring in-license rights to certain cancer-related technology to NovaRx Corporation. The revenues recorded during previous years were from the amortization of other multi-year out-licenses of technology. IMNR has not received any revenues from the sale of its products. Although some occasional revenue over the coming years might occur, the management does not anticipate to generate significant product revenues until the beginning of 2012.

Income statement: selected figures

US$’000 Years ended December 31	FY01	FY02	FY03	FY04	FY05	H1FY05	H1FY06
Total revenue	9 953	47	66	323	44	22	22

Net loss	(15 943)	(30 835)	(28 799)	(29 959)	(17 313)	(9,478)	(199,573)
Net loss attributable to common stockholders	(16 277)	(30 835)	(42 050)	(30 325)	(18 534)	(9,663)	(199,573)
EPS attributable to common stockholders, diluted	(1.93)	(3.07)	(1.49)	(0.66)	(0.34)	(0.20)	(0.01)

Source: SEC filings.

•	Expenditures anticipated to grow in the coming years

Typical for a development stage company, IMNR’s R&D costs have the largest share in the total expenditures. During 2005, R&D expenditures declined by 19% to $10.5 million. The decline was attributable to decreased HIV clinical development activity and manufacturing scale-up activities for Remune® and IR103 as well as the absence in 2005 of NeuroVax manufacturing costs similar to those incurred in 2004. However, management expects the R&D costs to increase as it plans to channel the financial resources to the development of NeuroVax and IR103 products.

General and administrative expenses have also decreased in 2005 as compared to the previous year by 20%. The decline was primarily a result of ongoing cost containment efforts, including lower facilities, insurance and legal costs.

Interest expense has a significant share in the total expenses, reaching almost $5 million during H1 FY06. The recent growth is attributable mainly to non-cash accretion of $3.5 million during H1FY06.

Source: SEC filings

•	Balance sheet characterized by negative working capital and stockholders’ deficit

As we have already pointed out above, the company registered no revenue from the sale of any product. So far, the company has been financing its operations through various financing transactions. As of June 30, 2006, IMNR had in its kit cash and cash equivalents of $7.0 million following the placement of secured convertible notes ($7.7 million during H1FY06) and execise of warrants ($6.1 million during H1FY06).

As of June 30, 2006, IMNR had an accumulated deficit of $149 million and a deficit in stockholders’ equity of $12.8 million. This is the result of the losses incurred by the company over the years.

Balance sheet: selected figures

US$’000	31-Dec-03	31-Dec-04	31-Dec-05	30-Jun-06
Cash and cash equivalents	12 838	8 798	146	6 959
Total current assets	13 214	9 162	437	7 277
Property and equipment, net	4 949	4 431	3 583	3 161
Total assets	20 972	15 696	5 416	11 481

Liability for warrants committed in excess of authorized stock	0	0	0	14 247
Total current liabilities	6 670	8 618	3 423	17 634
Convertible promissory notes	3 616	0	5 354	3 202
Secured convertible notes				1 328
Total long-term liabilities	5 929	2 584	7 643	6 655
Warrants	17 777	20 827	21 201	2 610
Additional paid-in capital	290 346	299 408	321 448	132 162
Accumulated deficit	(299 856)	(329 815)	(348 715)	(149 142)
Total stockholders’ (deficit) equity	8 373	4 494	(5 650)	(12 808)
Total liabilities and shareholders’ equity	20 972	15 696	5 416	11 481

Working capital	6 544	544	(2 986)	(10 357)
Cash and cash equivalents as % of the total assets	61%	56%	3%	61%

Source: SEC filings

•	IMNR has significant debt that will mature before revenues will be able to repay it

As of June 30, 2006, IMNR had convertible debt of $4.5 million (net of discount) due during 2008-2009. Most probably, the indebtedness of the company will increase and will lead to further dilution as the company is short of financial resources to continue its operations (including conducting research and development as well as expanding its manufacturing and marketing capabilities).

Source: SEC filings

•	The recent private placement of $8 million of secured notes plus $6.1 million proceeds from warrant exercises during Q2FY06 are sufficient to fund the company’s operations through Q1FY07

Since its inception in 1986, IMNR has been financing its activities primarily from public and private sale of equity, funding from collaborations with corporate partners, investment income and the issuance of capital stock, convertible notes and warrants.

In February and March 2006, IMNR completed a private placement of $8.0 million of secured notes which are convertible into 400 million shares of common stock at $0.02 per share. The secured convertible notes accrue interest at 8% per year and mature on January 1, 2008. Proceeds from the financing will be used to fund the company’s ongoing and planned clinical activities and for general corporate purposes. Investors also received warrants to purchase an aggregate of 1.2 billion shares of common stock at $0.02 per share.

During H1FY06, total $4.1 million of convertible promissory notes and interest were converted into common stock. Through August 7, 2006, IMNR received cumulative gross proceeds from warrant exercise of $9.7 million.

Cash flow statement: selected figures

US$’000 Years ended December 31	FY02	FY03	FY04	FY05	H1FY05	H1FY06
Net cash used in operating activities	(16 183)	(15 010)	(14 617)	(12 735)	(7 649)	(6 246)
Net cash provided by (used in) investing activities	151	274	(416)	(77)	(69)	(29)
Net cash provided by financing activities	17 541	23 635	10 993	4 160	18	13 088
Net increase (decrease) in cash and cash equivalents	1 509	8 899	(4 040)	(8 652)	(7 700)	6 813

Source: SEC filings

INDUSTRY OUTLOOK

The overall annual U.S. Health expenditures (including investments) exceeded $2 trillion by the end of 2005. U.S. health expenditures are projected to reach $4.0 trillion in 2014, growing at an average annual rate of 7.2% during the forecast period 2003-2014. As a share of GDP, health spending is projected to reach 20% by 2015, up from its 2005 level of 16.2%. According to the National Health Statistics Group, medical care expenditures are expected to grow 2.5% faster than GDP until 2011.

Source: Centers for Medicare and Medicaid Services: National Health Care Expenditures Projections: 2005-2015

Fundamentally, the industry outlook looks strong with a number of factors that should fuel at least a decade of growth:

Increased concern of the population regarding health. The population expenditures for medical care are approaching 17% of all personal consumption expenditures (approximately $4800 per year, compared to $3500 per year in 2000).

(1)	The aging of the population globally. In 25 years, the number of older Americans aged 65 and older will double to more than 70 million seniors. The numbers of people aged 85 and above will increase four-fold. People aged 100 or more – currently there are 70,000 – will increase 10 times through 2050.

(2)	As a result of population aging, the incidence of diseases is increasing. The medical care expenditures will increase dramatically when the leading edge of the Baby Boom moves into Medicare in 4-5 years.

Pharmaceutical industry trends

During the last ten years, the pharmaceutical industry has enjoyed an average annual growth rate in excess of 10%. However, in 2004 and 2005, the growth rate declined to about 7-8% per year at constant exchange rates. According to IMS Health, the global drug market reached $602 billion in 2005 and is about to slow down the growth rates for the next five years to approximately 5-8%. IMS mentioned that slowing growth in the top ten markets, along with the focus on generics as a cost-effective alternative to branded drugs, would present challenges to the pharmaceutical industry worldwide.1 However, it is unlikely that the industry will slow down its growth rate to less than 5% per year.

Source: http://www.imshealth.com, analyst estimates

Geographically, North America remains the biggest pharmaceutical market; however, its share declined to 47% of global sales and will continue to decline, since the sales growth was 5.2%, slower than the global sales growth of 7%.

[5]	Source: http://imshealth.com/ims/portal/front/articleC/0,2777,6599_3665_77491316,00.html

Source: http://www.imshealth.com, analyst estimates

Europe experienced higher growth of 7.1%, maintaining its 30% share of global sales. Sales in Latin America grew at an excellent 18.5%, while Asia Pacific (outside of Japan) and Africa grew by 11% to $46.4 billion. Japan, the world’s second largest market, which has historically posted slower growth rates, performed strongly in 2005, growing by 6.8%.

IMS forecasts that the total pharmaceutical market will expand at a compound annual growth rate of 5-8% over the next five years. North America and Europe are each projected to grow at a 5-8% pace; Asia Pacific and Africa – at 9-12%; Latin America – 7-10%; and Japan – at 3-6 percent.

China remained the most notable element of the pharmaceutical market in 2005, with impressive growth in sales—20.4% year-over-year reaching $12 billion, representing the third consecutive year that the market achieved 20+ percent growth2. IMS estimates that China will be the world’s seventh largest pharmaceutical market by 2009.

	2005 growth	2005 -2008 projection
North America	5.2%	5-8%
Europe	7.1%	5-8%
Japan	6.8%	3-6%
Latin America	18.5%	7-10%
China	20.4%	13-16%
Rest of the world	11.0%	9-12%

Source: http://www.imshealth.com

The main reasons for the reduced growth expectations are: increasing generic competition, measures aiming at cost containment in healthcare by governments, as well as rising regulatory and reimbursement hurdles.

In addition to these limits on growth, rising costs to sell a product and shorter exclusivity periods will hurt profitability in the pharmaceutical industry. The key success factor in the pharmaceutical industry remains innovation through continued investment combined with increased productivity in research and development.

[6]	Source: http://imshealth.com/ims/portal/front/articleC/0,2777,6599_3665_77491316,00.html

Multiple Sclerosis drug market

IMNR ’s leading product candidates NeuroVax and IR103 are targeting multiple sclerosis (MS) and Human Immunodeficiency Virus (HIV) segments of the pharmaceutical market, respectively.

MS is an autoimmune disease in which the immune system, the body’s principal defense against foreign substances such as bacteria, mistakenly attacks normal tissues of the central nervous system. It afflicts approximately 400,000 people in the United States and more than 2.5 million worldwide.

MS pharmaceutical market has experienced double-digit growth during the last five years. According to IMS estimates, the market will maintain double-digit growth rates to reach $7.3-7.4 billion in 2009.

According to SG Cowen, MS drugs accounted for 1.5% of the total drug market in 2004, and by 2009, they will account for 2%.

The U.S. market represents 50% of the global market with $2.5 billion in revenue. However, in terms of growth, the U.S. market will underperform the global market with high single-digit growth rates.

Currently available injectable disease-modifying drugs (DMDs) were originally approved for use in patients with relapsing-remitting disease of mild to moderate severity, but are increasingly regarded as having some efficacy in treating various stages of disease. Although not a cure for MS, these drugs act to control relapses and may be effective in slowing the progression of some forms of the disease.

The global MS market is essentially the market of four compounds:

•	BETAFERON/BETASERON – a beta interferon sold by Schering AG ;

•	AVONEX – a recombinant beta interferon sold by Biogen, Inc;

•	REBIF – a recombinant beta interferon from Serono S.A., marketed and sold in the U.S. by Pfizer Inc;

•	COPAXONE – a glatiramer acetate from Teva Pharmaceutical Industries, Ltd.

These compounds succeeded to report significant revenues, recording double-digit growth rates and each exceeding $1 billion in sales per year.

Geographically, Avonex and Copaxone are better positioned in the U.S. market, while Rebif and Betaferon in the European markets.

A survey of over 200 U.S. and European neurologists conducted by SG Cowen in 2003 estimated that about 85% of MS patients in the U.S. are receiving disease-modifying drugs (DMD). Given the high penetration of DMDs, U.S. growth through 2009 is likely to be driven by price increases and new patient diagnoses. In contrast, a relatively modest 35% of MS patients are receiving DMDs in the EU. This disparity between the U.S. and EU is not unexpected considering the maturity of agents and the differential reimbursement in various territories. Nevertheless, the significantly lower usage in the EU represents a significant market opportunity and potential for continued market growth.

SG Cowen & Co estimates that Biogen Idec and Serono will dominate the MS market in 2009:

HIV drug market

HIV was first recognized in 1981 and AIDS is now the fourth leading cause of death worldwide (3 million deaths in 2005). Nearly 45 million people have the virus worldwide with over 1.5 million of them in North America and Western Europe. In the US, 300-400K patients receive treatment. Reasons for not treating HIV infection include undiagnosed cases, infection with a broadly-resistant HIV virus, non-compliance, and early/observational stage of infection. To date there is no known cure for the virus.

Despite accounting for only 1% of global pharmaceutical sales, HIV antiretrovirals have experienced rapid growth between 2000-2004. In 2004, the global market for HIV antiretrovirals was valued at $6.6 billion with the US accounting for around 70% of this amount7.

The HIV market size forecasts vary between agencies.

Agency and year of forecast	Forecast		Forecast Year	Source
Frost and Sullivan, 2003	$10.88	Bn	2009	http://www.laboratorytalk.com/news/fro/fro150.html
Datamonitor, 2004	$12	Bn	2012	http://www.marketresearch.com/map/prod/981100.html
Decision Resources, Inc., 2004	$8	Bn	2013	http://www.aegis.com/news/PR/2004/PR040451.html
Griffin Securities, 2005	$13	Bn	2007	http://www.drugresearcher.com/news/ng.asp?id=60836-hiv -aids-gilead
Decision Resources, Inc., 2006
	$10	Bn	2015	http://pharmalicensing.com/company/disprelease/1146755405_445a194d81df6

As HIV antiviral therapy succeeds to keep patients alive for increasingly longer periods after being diagnosed, the number of HIV patients continues to grow. The market is expected grow rapidly over the next 3-4 years, as approximately 5 million persons are infected with HIV per year8.

It is estimated that less than 5% of people infected with HIV worldwide currently have access to therapy. The major cause is the high cost of treatment. In the United States, the cost of combination therapy can exceed $20,000 per year. The total cost of treating an advanced AIDS patient in a hospital can exceed $100,000 per year. While the cost of antiretroviral therapy has dropped dramatically with respect to developing nations in recent years, treatment remains extremely expensive in developed nations like the United States and continues to be prohibitively expensive to be made widely available to patients in developing countries.

[7]	Source: http://drugresearcher.com/marketreport/results.asp?catName=1121&productID=1152509&detail=abstract
[8]	Source: www.unaids.com

Despite th is, the access to HIV treatment in low- and middle-income countries has more than tripled to 1.3 million people in the past two years increasing the demand for HIV/AIDS pharmaceuticals.

UNAIDS estimates that the gap between the available resources and those needed is $18 billion for the period 2005-2007, and that at least $22 billion per year will be needed by 2008 to fund comprehensive national HIV prevention, treatment and care programs9.

Because the goal of existing HIV therapies is lifelong viral suppression, adherence to treatment is critical. Patients need to take over 95% of their prescribed medications to have an optimal chance for HIV control. Failure rates for frontline regimens are roughly 10% each year, and most failures are generally the result of poor patient adherence. Thus, success in treating HIV is driven by antiretroviral agents that offer fewer side effects, require fewer pills, and have pharmacokinetic profiles that allow for less frequent dosing.

A number of companies have achieved significant developments in the field; however, we estimate that four of them account for approximately 90% of the market. These biggest players reported cumulative revenue from selling HIV drugs of more than $6 billion, reporting a 15% growth in sales in 2005.

HIV’s tendency to develop drug resistance (as a result of its high mutation rate) has defined a standard of care for HIV viral control that involves simultaneous use of three antiviral drugs. Treatment generally consists of two nucleoside reverse transcriptase inhibitors (NRTIs) and either a protease inhibitor (PI) or a non-nucleoside reverse transcriptase inhibitor (NNRTI). While current antiviral options have improved significantly on safety and convenience, which should continue to reduce virologic failure rates, development of drug resistance remains an important driver of switching, add-on therapy, new drug therapies designed to suppress the activity of increasingly resistant HIV strains.

The current market for HIV treatment is increasingly dominated by regimens that are once or twice daily. The trend toward regimen simplification and reduced pill burden has driven rapid penetration of several once-daily treatment options among all three agents used in the HIV cocktail.

Competition analysis

If successfully developed and approved, NeuroVax and IR103 will compete with numerous existing therapies. There are several drugs currently approved by the FDA for the treatment of MS and HIV. In addition, a number of companies are pursuing the development of novel pharmaceutical products that target MS and HIV, and some companies, including several multinational pharmaceutical companies, are simultaneously marketing several different drugs and may therefore be able to market their own combination drug therapies.

[9]	Source: http://www.un.org/apps/news/story.asp?NewsID=17968&Cr=hiv&Cr1=aids

MS treatment competitors:

Biogen Idec Inc. is the manufacturer of AVONEX, which is approved for the treatment of relapsing forms of multiple sclerosis, and is the most prescribed MS therapeutic product worldwide. Globally, over 130,000 patients have selected AVONEX as their treatment of choice. Biogen’s 2005 total revenue exceeded $2.4 billion.

In November 2004, Biogen Idec, in partnership with Elan Corporation, received FDA approval for another MS drug – TYSABRI. However, the companies voluntarily suspended the marketing and commercial distribution of TYSABRI on February 28, 2005. This decision was based on reports of cases of PML, a rare and potentially fatal demyelinating disease of the central nervous system, in patients treated with TYSABRI in clinical studies. However, on March 29, 2005, Biogen announced re-initiation of TYSABRI clinical trial dosing in multiple sclerosis. In case of successful completion of the trials, TYSABRI could become a blockbuster product with maturity revenue in excess of $2 billion.

Serono S.A. is the developer of REBIF, another blockbuster in the MS drug market. The company reported product revenue of $2.3 billion with REBIF being the largest product with a share of 54% of the total product revenue. REBIF provided excellent efficacy, delaying the progression of disability in people with multiple sclerosis.

In early 2005, Serono completed patient enrollment in the multinational REBIF versus Copaxone comparative clinical trial named REGARD, with over 700 patients enrolled. This two-year trial is designed to compare the efficacy and safety of the two therapies in people with relapsing MS. The trial will provide comparative data that will support an evidence-based approach to treatment decisions, and Serono expects the results to support REBIF as the foundation therapy for the treatment of MS.

Besides REBIF, Serono has two product candidates targeting MS in Phase I of clinical trials.

Teva Pharmaceutical Industries Limited is a global pharmaceutical company producing drugs in all major treatment categories. TEVA’s 2005 revenue exceeded $5.2 billion. It is the world’s leading generic drug company and has the leading position in the U.S. generics market. Its leading branded drug is COPAXONE for multiple sclerosis. COPAXONE is the leading multiple sclerosis therapy in the United States in terms of total prescriptions as well as new prescriptions. COPAXONE is a new class of modifying therapy with a dual mode of action that offers MS patients a different treatment concept.

TEVA is developing another product candidate – Laquinimod – for MS treatment in collaboration with Active Biotech. The company is performing Phase II trials.

Schering AG sells Betaferon/Betaseron – the first beta interferon developed for the treatment of multiple sclerosis (MS). In 1993, Betaferon was the first product approved to treat the relapsing-remitting type of multiple sclerosis and in 1999 the first active substance for the treatment of secondary progressive multiple sclerosis. Since 2002, Betaferon is offered as a room-temperature stable formulation.

Schering’s product candidate Alemtuzumab, which is currently on the market for the treatment of chronic lymphocytic leukemia under the trade name Campath, is being investigated as a new approach in MS treatment. At present, the project is in Phase II trials. An interim analysis in September 2005 demonstrated a definite positive treatment effect with Alemtuzumab. Due to serious adverse events in the trial, the company is working on measures to ensure the safety of patients participating in the study.

HIV treatment competitors:

Bristol Myers Squibb is a manufacturer of HIV pharmaceuticals with total revenue exceeding $1.7 billion in 2005. The company markets 4 products targeting HIV treatment.

	Revenue, $ Mn
Product name	2004	2005	Comments
1. REYATAZ	414	696	Reyataz is a protease inhibitor, launched in the U.S. in July 2003. The product was in- licensed from Novartis A.G. Market exclusivity expires in 2017.
2. SUSTIVA	621	680	Sustiva is an antiretroviral drug licensed from Merck&Co Inc. Market exclusivity expires in 2013-2014.
3. ZERIT	272	216	The company in-licensed Zerit from Yale University. Market exclusivity expires in 2007-2011.
4. VIDEX	274	174	Videx is used in the treatment of adult and pediatric HIV. The company’s license became non-exclusive in 2001.
Total	1,581	1,766

Source:	company SEC filings

GlaxoSmithKline is a pioneer in the HIV market, launching AZT (Retrovir) in 1987 and Epivir in 1995, which today are available as Combivir in a single tablet, the cornerstone of HIV combination therapy. The launches of Ziagen, Agenerase, Trizivir, Lexiva and Epzicom have broadened the group’s portfolio of HIV products.

	Revenue, $ Mn
Product name	2004	2005	Comments
1. Combivir	1,044	1,060	Combivir, a combination of Retrovir and Epivir, has consolidated the position of these two reverse transcriptase inhibitors as basis of many anti-HIV product regimens.
2. Trizivir	590	551	Trizivir is a combination of Combivir and Ziagen, combining three anti- HIV therapies in one tablet, for twice-daily administration.
3. Epivir	538	474
4. Ziagen	284	247	Ziagen is a reverse transcriptase inhibitor. The product’s potency, resistance profile allows it to play a significant role in a variety of simplified HIV treatment regimens.
5. Retrovir	79	75
6. Agenerase, Lexiva	115	204	Lexiva/Telzir is a protease inhibitor for the treatment of HIV that is well tolerated and more convenient than Agenerase which it supersedes.
7. Epzicom/Kivexa	2	214	Epzicom/Kivexa, approved for use in the USA and Europe, is a combination of Epivir and Ziagen that is taken as one tablet with once-daily dosing for HIV/AIDS in combination with at least one other anti-HIV drug.
Total	2,652	2,825

Source:	company SEC filings

GSK is developing two other product candidates for the HIV treatment, in the phase I and II of clinical trials.

Gilead Sciences is a biopharmaceutical company founded in 1987 that discovers, develops and commercializes innovative therapeutics mainly in the HIV treatment sector. The company’s HIV-related products account for 72% of total revenue.

	Revenue, $ Mn
Product name	2004	2005	Comments
1. VIREAD	783	779	Viread (tenofovir disoproxil fumarate) is a one-pill, once-daily nucleotide reverse transcriptase inhibitor for the treatment of HIV infection.
2. EMTRIVA	58	47	Emtriva (emtricitabine) is a one -pill, once -daily nucleoside reverse transcriptase inhibitor for the treatment of HIV infection;
3. TRUVADA	68	568	Truvada (emtricitabine and tenofovir disoproxil fumarate) is a one-pill, once-daily fixed-dose combination tablet of Emtriva and Viread.
Total	908	1,394

Source: company SEC filings

The Truvada combination (Viread plus Emtriva co-formulation) is emerging as the first line treatment of choice, replacing GlaxoSmithKline’s Combivir. In the near term, Gilead expects to file a new drug application with the FDA for the fixed-dose regimen of Truvada and Sustiva in the second quarter of 2006 with company’s U.S. joint venture partner, Bristol-Myers Squibb.

Other opportunities for Gilead to expand its HIV franchise include GS 9137 and GS 9160, which are compounds from a new class of therapy called integrase inhibitors. GS 9137 is expected to enter Phase II trials in the second quarter of 2006, and GS 9160 recently commenced a Phase I clinical trial.

Boehringer Ingelheim is a research-driven group of companies dedicated to researching, developing, manufacturing and marketing pharmaceuticals that improve health and quality of life. The company has two compounds that are aimed to improve HIV/AIDS therapy:

•	VIRAMUNE (nevirapine) was the first compound of the new class of non-nucleoside reverse transcriptase inhibitors (NNRTI) to be launched in 1996 as a powerful component of combination therapy for HIV-1. This product is now available in about 100 countries. VIRAMUNE® has also been demonstrated to be beneficial to prevent transmission from the HIV-1 infected mother to her infant. VIRAMUNE posted sales of $358 million in 2005.

•	APTIVUS (tipranavir), a non-peptidic protease inhibitor, works by blocking the viral protease, an enzyme needed to complete HIV replication. Due to its unique chemical structure, APTIVUS preserves activity against viruses, which have lost susceptibility to other treatment options. APTIVUS was launched in the USA in July 2005 and in the EU in November 2005.

The pipeline for new HIV treatments includes around 30 new drugs, most of which are in Phase II of clinical trials or earlier. Within the HIV pipeline surveyed by Datamonitor in 200410, 10 drug candidates were classified as entry inhibitors/others. Analysts consider that new drugs are unlikely to enter the market before 2009-2010, leading to a slowing down of the HIV market1 1.

[10]	Source: http://www.marketresearch.com/map/prod/981100.html
[11]	Source: http://www.pharmaceutical-business-review.com/article_feature.asp?guid=4E48E84E-7ADE-40C7 -8062-5DF325A0DEDC

IMNR CHART 1 YEAR

Analyst Biography

Stelian Mitu, CFA, MBA, is a Senior Analyst with Spelman Research. Prior to joining the Company, he was a Senior Investment Officer for NCH Advisors Inc., an US private equity hedge fund investing in Eastern European countries, for more than 5 years. He coordinated acquisitions of companies in fields like real estate, food products, pharmaceuticals, building materials, electrical products, railroad services, and chemical products. He served as a director in two pharmaceutical companies, one chemical company and one electrical products company. Stelian received the CFA charter in 2003 and the MBA degree in 1997.

Disclaimer

Spelman Research Associates, ltd is an independent fee based research, publishing and distribution firm whose contract analyst adhere to the ethics and standards of the Association for Investment Research Management. The views expressed in this research report reflect the analyst’s personal views about the issuer and its securities. Opinions and recommendations contained in this report are submitted solely for advisory and information purposes and are not intended as an offering or a solicitation to buy or sell the securities mentioned above. The analysts are responsible only to the public and this report is not a service to the company. We received a fee of $26,500 from the company for one year’s coverage. We do not inform any company in advance of the nature or conclusions of our analysts’ reports nor can a company withdraw from coverage before the expiration of the one year term. Neither the Analysts nor the company own equity or debt securities of the companies on which our contract analysts report. More information about Spelman Research‘s policies are available at www.spelmanresearch.com.

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The Company has filed a registration statement (including a prospectus) with the SEC for the resale of the shares underlying its March 2006 private placement, consisting of $8 million of convertible notes, and $24 million of short-term warrants, all priced at $0.02 per share, plus certain other shares. This prospectus can be viewed at http://sec.gov/Archives/edgar/data/817785/000093639206000622/a18840b3e424b3.htm. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by calling (760) 431 -7080.